Marc J. Lane & Company Report
Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-33465

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Marc J. Lane & Company

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

70 West Madison St., Suite 2050
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marc J. Lane	312-372-1040	mlane@marcjlane.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Marc J. Lane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Marc J. Lane & Company, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
CATHERINE ELLIOTT BURGESON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/10/23

Signature: [signature]

Title:
President

Catherine Elliott Burgeson
Notary Public 14 Feb 2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Marc J. Lane & Company:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Marc J. Lane & Company (the "Company") as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, III, and IV ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, III, and IV are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 14, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Marc J. Lane & Company
(A Corporation)
Statement of Financial Condition
As of December 31, 2021

ASSETS

	2021
Cash and cash equivalents	$ 22,427
Investment in securities, at fair value	928,825
Deposit with clearing broker	50,000
Commissions due from clearing broker	33,793
Prepaid expenses	9,235
TOTAL ASSETS	$ 1,044,280

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 24,698
TOTAL LIABILITIES	24,698
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 1,000 shares Authorized, issued and outstanding	6,000
Additional paid-in capital	149,950
Retained earnings	863,632
TOTAL STOCKHOLDER'S EQUITY	1,019,582
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,044,280

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Income
For the Year Ended December 31, 2021

		2021
REVENUES		
Commissions income	$	468,673
Commissions income - other		9,304
Unrealized gain on securities		331,520
Realized gain on securities		708
Dividend income		8,873
Interest income		4,977
Total revenues		824,055
EXPENSES		
Salaries		147,000
Employee benefits		10,800
Reimbursed expenses		54,948
Professional fees		132,091
Commissions		40,485
Insurance		1,526
Payroll taxes		9,815
Clearing charges		55,345
Regulatory fees		6,973
Office expenses		2,608
Dues and subscriptions		3,609
Total expenses		465,200
NET INCOME	$	358,855

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

	Beginning January 1	Net Income	Dividends	Ending December 31
Common stock	$ 6,000	$ -	$ -	$ 6,000
Additional paid in capital	149,950	-	-	149,950
Retained earnings	518,423	358,855	(13,646)	863,632
Ending balance	$ 674,373	$ 358,855	$ (13,646)	$ 1,019,582

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2021

	2021
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 358,855
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Clearing deposit	
Investment in securities	(331,520)
Due from broker	1,628
Prepaid expenses	133
Accounts receivable	814
Increase (decrease) in:	
Accounts payable and accrued expenses	(7,406)
Net cash provided by operating activities	22,504
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(13,646)
Net cash used for financing activities	(13,646)
NET INCREASE IN CASH	8,858
CASH AND CASH EQUIVALENTS, beginning of year	13,569
CASH AND CASH EQUIVALENTS, end of year	$ 22,427
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest expense	$ 0
Cash paid for income taxes	$ 720

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:

None

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Notes to Financial Statements
December 31, 2021

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Operations

Marc J. Lane & Company (the Firm) is a Broker/Dealer and is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), and the Security Investor Protection Corporation (SIPC).

The Firm is an affiliate of The Law Offices of Marc J. Lane, a professional corporation. As such, it is unique in the brokerage industry. The Firm was incorporated in Illinois on March 28, 1985 to help law clients implement their estate, tax, and wealth plans.

The Firm conducts business in equity, fixed income, and derivative securities. The Firm operates on a fully disclosed basis as an introducing broker and does not perform any type of clearing function for itself or others. The Firm does not hold customer funds or securities. The Firm accepts customers' orders and enters orders. The Firm does not actively seek its own clients.

Income Recognition

Commissions income consists of client transactions that are fully introduced to the Firm's clearing broker on behalf of its client. Commission revenue is earned on the sale of mutual funds, 529 Plans, and other exchange traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis.

Commissions income - other, consists of ongoing direct 12b-1 fees, or trailing commissions. These commissions are recorded when received. Generally accepted accounting principles (GAAP) requires the Firm to record commissions revenue on a trade-date basis. However, the Firm records Commissions - other on a cash basis. The difference between trade-date and cash basis is immaterial to the financial statements.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on settlement date. Settlement date accounting is not considered GAAP, but the difference is immaterial. Profit and loss arising from securities transactions is entered for the account and risk of the Firm. Marketable securities owned by the Firm are valued at fair value.

Income Taxes

Effective July 1, 1987, the Firm elected to be taxed as an S Corporation, whereby income is reported on the stockholder's income tax return. As a result, no federal income tax provision is made by the Firm. The Firm is subject to a 1.5% Illinois Replacement Tax on its cash basis net income.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Marc J. Lane & Company
(A Corporation)
Notes to Financial Statements
December 31, 2021

Note 1 - Summary of Significant Accounting Policies (continued)

Cash and cash equivalents
The Firm maintains its operating cash in two bank checking accounts insured by the Federal Deposit Insurance Corporation. Cash equivalents represent money market funds or short-term investments with original maturities of three months or less from the date of purchase.

Leases
The Firm shares its office space with an affiliate owned by the same stockholder under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Firm records shared expenses monthly as billed.

Clearing Agreement
The Firm entered into a clearing agreement with RBC Correspondent Services on a fully disclosed basis. The clearing broker clears all security transactions and remits the commissions, net of the clearing charges to the Firm on a monthly basis.

Note 2 - Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value heirarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In determining the appropriate heirarchy levels, the Firm analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The following table presents the Firm's assets that are measured at fair value on a recurring basis by fair value hierarchy as of December 31, 2021:

As of December 31, 2021:	**Level 1**	**Level 2**	**Level 3**	**Total Assets**
Common Stock	$ 928,825	$ -	$ -	$ 928,825
Cash Equivalents	14,294	-	-	14,294
Total Assets	$ 943,119	$ -	$ -	$ 943,119

Note 2 - Fair Value Measurements (continued)

Specific valuation techniques and inputs used in determining the fair value of each class of assets follow:

Common stock: Fair value of securities traded on a national securities exchange are based upon the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value heirarchy.

Money Market: Money market funds are valued at the closing price reported by the fund sponser from an actively traded exchange. These are included within cash equivalents as Level 1 measurements in the table above.

Note 3 - Financial Instruments with Off-Balance Sheet Risk

The Firm can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are used to conduct trading activities and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are used for trading purposes or to economically hedge other positions or transactions. The Firm traded no derivatives during the year ended December 31, 2021.

In addition, the Firm can sell securities that it does not currently own and would, therefore, be obligated to purchase such securities at a future date. The Firm would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Firm sold no securities that it did not own during the year ended December 31, 2021.

Note 4 - Concentration of Credit Risk

The Firm is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty.

The Firm maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Firm has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 5 - Related Party Transactions

The Firm entered into an expense sharing agreement with an affiliate for its share of occupancy expenses (See Note 1 - Leases). The Firm's sole shareholder is the sole shareholder of the affiliate. For the year ended December 31, 2021, occupancy expenses, reported as Reimbursed expenses on the Statement of Income, totaled $54,948, consisting of $50,400 in rents, $1,800 in utilities and $2,748 in telephone costs. At December 31, 2021, the Firm had no outstanding receivables from or payables to the affiliated firm.

Note 5 - Related Party Transactions (continued)

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among unrelated parties.

Note 6 - Income Taxes

As discussed in Note 1, the Firm has elected to be taxed as an S corporation, whereby the Firm's income is reported on the return of the stockholder. Accordingly, there is no provision for federal income tax recorded in these financial statements.

The Firm is required to file tax returns in both federal and state jurisdictions. The Firm's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For both federal and Illinois purposes, the statute of limitations is three years. Accordingly, the Firm is no longer subject to tax return examination for returns filed more than three years prior to the date of these financial statements. Returns filed within the past three years remain subject to examination. As of December 31, 2021, taxing authorities have not proposed any adjustment to the Firm's tax filings.

Note 7 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $50,000 at December 31, 2021, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2021, the Firm had net capital of $497,023, which is $447,023 in excess of its required net capital of $50,000. The Firm's ratio of aggregated indebtedness to net capital was .06 to 1 at December 31, 2021.

Note 8 - Contingencies

The Firm's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes,* to the Firm as of December 31, 2021, and has determined that no provision for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies,* which requires the Firm to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. There is no income tax liability for uncertain tax positions to be recognized in the accompanying financial statements. In addition, as mentioned in Note 1, the Firm has elected S corporation status and federal income tax liabilities due to Firm activities are the responsibility of the Firm's shareholder.

The Firm is subject to various claims, legal proceedings, and investigations covering a range of matters that arise in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals. If not so covered, these various claims, legal proceedings, and investigations are without merit, or involve such amounts that would not have a significant effect on the financial position or results of operations of the Firm if outcomes were unfavorable.

Note 8 - Contingencies (continued)

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Firm may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted. Accordingly, there are no adjustments made to these financial statements to reflect this uncertainty.

Note 9 - Deposit with Clearing Broker

The Firm has a brokerage agreement with its clearing broker, RBC Correspondence Services. The clearing broker has custody of the Firm's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities trading activity. The balance of these cash deposits at December 31, 2021 was $50,000.

Note 10 - Commission Due from Clearing Broker

Pursuant to the clearing agreement, the Firm introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Firm has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Firm. In accordance with industry practice and regulatory requirements, the Firm and the clearing broker monitor collateral on the customers' accounts. As of December 31, 2021, the commission due from the clearing broker of $33,793 is pursuant to this clearing agreement.

Note 11 - Subsequent Events

The Firm's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Note 12 - Recent Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by he FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Firm has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Firm's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Firm and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Marc J. Lane & Company
(A Corporation)
Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2021

		2021
COMPUTATION OF NET CAPITAL		
Total stockholder's equity qualified for net capital	$	1,019,582
Less non-allowable assets:		
Prepaid expenses		9,235
NET CAPITAL BEFORE HAIRCUTS		1,010,347
Less haircuts on securities:		
Equities		139,324
Money market		420
Undue concentrations		124,506
Total haircuts on securities		264,250
NET CAPITAL	$	746,097
Net capital requirement		50,000
EXCESS NET CAPITAL	$	696,097
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Aggregate indebtedness	$	24,698
Ratio: Aggregate indebtedness to net capital		0.03 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Firm's most recently filed Form X-17A-5 Part IIA report dated December 31, 2021.

Marc J. Lane & Company
(A Corporation)
Reconciliation with Computation Included
in Part II of Form X-17A-5
December 31, 2021

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part II-A (Unaudited)	$ 746,097
Audit Adjustments:	
None	
Net Capital as currently reported on Schedule I	$ 746,097

See Report of Independent Registered Public Accounting Firm

Marc J. Lane & Company
(A Corporation)
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions with and for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities, to RBC Correspondence Services, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4 , as are customarily made and kept by a clearing broker or dealer.

In addition, the Firm conducts direct business with mutual funds and 529 plans whereby the Firm does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

Marc J. Lane & Company
(A Corporation)
Information Relating to Possession and Control
Required by Rule 15c3-3 of the Securities and Exchange commission
December 31, 2021

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities to RBC Correspondence Services, or other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

In addition, the Firm conducts direct business with mutual funds and 529 plans whereby the Firm does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

Marc J. Lane & Company
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Marc J. Lane & Company:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Marc J. Lane & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Marc J. Lane & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) Marc J. Lane & Company stated that Marc J. Lane & Company met the identified exemption provisions throughout the year ended December 31, 2021 without exception, and (3) Marc J. Lane & Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2021. Marc J. Lane & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Marc J. Lane & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 14, 2022

Marc J. Lane & Company
Exemption Report
For the Year Ended December 31, 2021

Marc J. Lane & Company ("the Firm"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1) The Firm claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii)

2) The Firm met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Firm is also filing this Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) direct subscription-way sale of mutual funds and 529 plans. The Firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Marc J. Lane & Company

I, Marc J. Lane, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Marc J. Lane
Title: President

Marc J. Lane & Company
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES**

To Those Charged with Governance and the Stockholder of Marc J. Lane & Company:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Marc J. Lane & Company and the SIPC, solely to assist you and SIPC in evaluating Marc J. Lane & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Marc J. Lane & Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Marc J. Lane & Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Marc J. Lane & Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 14, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Marc J. Lane & Company
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2021

		Amount
Total assessment	$	655
SIPC-6 general assessment Payment made on July 22, 2021		(316)
SIPC-7 general assessment Payment made on January 31, 2022		(339)
Total assessment balance (overpayment carried forward)	$	-